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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                AMENDMENT NO. 1
                                      TO
                                  SCHEDULE TO
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     -------------------------------------

                           LOUDEYE TECHNOLOGIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                     -------------------------------------

Options to Purchase Common Stock, par value $0.001 per share, Having an Exercise
                            Price of More Than $4.30
                         (Title of Class of Securities)

                     -------------------------------------

                                   545754103
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                                Meena Kang Latta
                       Vice President and General Counsel
                           Loudeye Technologies, Inc.
                            414 Olive Way, Suite 500
                           Seattle, Washington  98101
                                 (206) 832-4000
                 (Name, address and telephone number of person
  authorized to receive notices and communications on behalf of filing person)


                           CALCULATION OF FILING FEE

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                Transaction valuation*        Amount of filing fee
                    $210,000.00                     $42.00

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*  Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 1,103,000 shares of common stock of Loudeye Technologies, Inc. having an aggregate value of $210,000 as of June 6, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid: $42.00.
                   Form or Registration No.: Schedule TO.
                         Filing party: Loudeye Technologies, Inc.
                          Date filed: June 6, 2001.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]third party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Item 1. Summary Term Sheet.

     The information set forth under the heading "Summary Term Sheet" in the Offer to Exchange, dated June 6, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is Loudeye Technologies, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 414 Olive Way, Suite 500, Seattle, Washington 98101, (206) 832-4000. The information set forth in the Offer to Exchange in Section 10 ("Information About Loudeye Technologies, Inc.") under the heading "The Offer" is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange 1,102,700 options outstanding under the Company's 2000 Stock Option Plan (the "2000 Plan"), and the Company's 1998 Stock Option Plan (the "1998 Plan," and together with the 2000 Plan, the "Option Plans") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), having an exercise price of more than $4.30 (the "Options") for new options that will be granted under the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms, attached hereto as Exhibit (a)(2) (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). Additionally, this offer does not apply to consultants, directors or former employees of the Company or employees of any subsidiary of the Company. If an option holder is not an employee of the Company on the date the New Options are granted, he or she will not be eligible to accept the Offer. For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the amount set forth on Table 3 of the Election Form. The information set forth in the Offer to Exchange under the heading "Summary Term Sheet," and in Section 1 ("Eligibility"), Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") under the heading "The Offer" is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange in Section 8 ("Price Range of Common Stock") under the heading "The Offer" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under the heading "Summary

                                      -2-
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Term Sheet," and in Section 1 ("Eligibility"), Section 2 ("Number of Options;
Expiration Date"), Section 4 ("Procedures for Electing to Exchange Options"),
Section 5 ("Change in Election; Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") under the heading "The Offer" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange in Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") under the heading "The Offer" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

     (e) The information set forth in the Offer to Exchange in Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") under the heading "The Offer" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange in Section 3 ("Purpose of the Offer") under the heading "The Offer" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange in Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") under the heading "The Offer" is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange in Section 3 ("Purpose of the Offer") under the heading "The Offer" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange in Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") under the heading "The Offer" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange in Section 7 ("Conditions of the Offer") under the heading "The Offer" is incorporated herein by reference.

     (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

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     (a)  Not applicable.

     (b) The information set forth in the Offer to Exchange in Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") under the heading "The Offer" is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Not applicable.

Item 10.  Financial Statements.

     (a) The information set forth in the Offer to Exchange in Section 10 ("Information About Loudeye Technologies, Inc.") and Section 17 ("Additional Information") under the heading "The Offer", and on pages 36 through 56 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 1 through 13 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 is incorporated herein by reference.

     (b)  Not applicable.

Item 11.  Additional Information.

     (a) The information set forth in the Offer to Exchange in Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") under the heading "The Offer" is incorporated herein by reference.

     (b)  Not applicable.

Item 12.  Exhibits.

     (a) (1) Offer to Exchange, dated June 6, 2001.

         (2) Form of Letter to Eligible Option Holders and Summary of Terms.

         (3) Form of Election Form.

         (4) Form of Notice of Change in Election From Accept to Reject.

         (5) Loudeye Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on February 27, 2001, and incorporated herein by reference.

         (6) Loudeye Technologies, Inc. Quarterly Report on Form 10-Q for its fiscal quarter

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ended March 31, 2001, filed with the Securities and Exchange Commission on May
15, 2001, and incorporated herein by reference.

         (7) Form of Email letter from Angie Bailey to Eligible Employees, dated June 8, 2001.

         (8) Form of Email letter from Angie Bailey to Eligible Employees, dated June 15, 2001.

     (b)  Not applicable.

     (d) (1) Loudeye Technologies, Inc. 1998 Stock Option Plan.  Filed as
Exhibit 10.2 to the Company's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 22, 1999, and incorporated herein by reference.

         (2) Loudeye Technologies, Inc. 2000 Stock Option Plan.  Filed as
Exhibit 10.4 to the Company's Amendment to its Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on February 4, 2000, and incorporated herein by reference.

         (3) Form of Option Agreement Pursuant to the Loudeye Technologies, Inc. 1998 Stock Option Plan.

         (4) Form of Option Agreement Pursuant to the Loudeye Technologies, Inc. 2000 Stock Option Plan.

         (5) Loudeye Technologies, Inc. Registration Statement on Form S-8, filed with the Securities and Exchange Commission on March 15, 2000, and incorporated herein by reference.

     (g)  Not applicable.

     (h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

     (a)  Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.


                              LOUDEYE TECHNOLOGIES, INC.


                                     /s/ Bradley A. Berg
                              -------------------------------------
                                         Bradley A. Berg
                                     Chief Financial Officer

Date:  June 15, 2001

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                               INDEX TO EXHIBITS

Exhibit
Number                         Description
------                         -----------
(a)(1)   Offer to Exchange, dated June 6, 2001.

(a)(2)   Form of Letter to Eligible Option Holders and Summary of Terms.

(a)(3)   Form of Election Form.

(a)(4)   Form of Notice of Change in Election From Accept to Reject.

(a)(5) Loudeye Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange
         Commission on February 27, 2001, and incorporated herein by reference.

(a)(6) Loudeye Technologies, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by reference.

(a)(7)*  Form of Email letter from Angie Bailey to Eligible Employees, dated
         June 8, 2001.

(a)(8)   Form of Email letter from Angie Bailey to Eligible Employees, dated
         June 15, 2001.

(d)(1)   Loudeye Technologies, Inc. 1998 Stock Option Plan.  Filed as Exhibit
         10.2 to the Company's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 22, 1999, and incorporated herein by reference.

(d)(2)   Loudeye Technologies, Inc. 2000 Stock Option Plan.  Filed as Exhibit
         10.4 to the Company's Amendment to its Registration Statement on Form
         S-1/A, filed with the Securities and Exchange Commission on February
         4, 2000, and incorporated herein by reference.

(d)(3)*  Form of Option Agreement Pursuant to the Loudeye Technologies, Inc.
         1998 Stock Option Plan.

(d)(4)*  Form of Option Agreement Pursuant to the Loudeye Technologies, Inc.
         2000 Stock Option Plan.

(d)(5) Loudeye Technologies, Inc. Registration Statement on Form S-8, filed with the Securities and Exchange Commission on March 15, 2000, and incorporated herein by reference.

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* Previously filed as an exhibit to Registrant's Schedule TO (File No.
  005-60993) filed with the Commission on June 6, 2001.

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